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Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

December 30, 2020

Re:   AQR Funds

        Securities Act File No. 333-250972

        Registration Statement on Form N-14

Mr. David Orlic

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Orlic:

On behalf of AQR Funds (the “Trust”), we transmit for filing the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Andy Madore on Monday, December 14, 2020, regarding the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the Commission on November 25, 2020 (File No. 333-250972) and the Trust’s request pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw a prior registration statement on Form N-14 (File No. 333-250137) (the “Prior Registration Statement”). The Registration Statement relates to the following seven separate reorganizations involving series of the Trust (each such series, a “Fund,” and together, the “Funds”): AQR Emerging Multi-Style Fund into AQR TM Emerging Multi-Style Fund, AQR TM International Momentum Style Fund into AQR International Momentum Style Fund, AQR TM International Multi-Style Fund into AQR International Multi-Style Fund, AQR TM Large Cap Momentum Style Fund into AQR Large Cap Momentum Style Fund, AQR TM Large Cap Multi-Style Fund into AQR Large Cap Multi-Style Fund, AQR TM Small Cap Momentum Style Fund into AQR Small Cap Momentum Style Fund and AQR TM Small Cap Multi-Style Fund into AQR Small Cap Multi-Style Fund.

The Staff’s comments are described below and have been summarized to the best of our understanding. Each comment applies to each Fund unless otherwise indicated. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Mr. David Orlic	December 30, 2020

Disclosure Staff Comments

Comment 1	The request for withdrawal of the Prior Registration Statement was signed by counsel to the Trust. Please ensure that future RW filings are signed by the Trust.

Response	The Trust confirms that any future RW filings shall be signed by the Trust.

Comment 2	Please supplementally explain why participation by each Fund in its applicable Reorganization does not require shareholder approval.

Response	Each Reorganization is relying on the exemption for affiliated mergers in Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”). Each Reorganization will satisfy the conditions of Rule 17a-8(a)(3) to effect the Reorganization in reliance on the exemptive rule without shareholder approval. Specifically, no policy of any Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of its Combined Fund; no Fund has a materially different advisory contract from its Combined Fund’s advisory contract; all Funds are series of the Trust and have the same trustees; and shareholders of each share class of each Fund will own the same share class of its Combined Fund subject to the same terms as such shareholder’s current share class. In addition, the Reorganizations do not require a shareholder vote under Delaware law. The Trust is a Delaware statutory trust and each Fund is a series of the Trust. The Trust’s governing documents provide that the trustees may cause a series of the Trust to sell and convey all or substantially all of the assets of such series to another series of the Trust without shareholder approval.

Comment 3	If total annual fund operating expenses are expected to remain the same for a particular Fund as a result of its Reorganization, please clarify the rationale for the Fund’s participation in its Reorganization.

Response	Each Fund’s gross expense ratio is currently expected to decrease for each of its share classes as a result of its Reorganization. The net expense ratios for certain Funds are expected to remain the same because these Funds will be subject to the same expense limitation arrangements post-Reorganization. The relevant disclosure has been clarified. In addition, as noted in the Reasons for the Reorganizations section of the Registration Statement, the reduction in the number of

Mr. David Orlic	December 30, 2020

substantially similar Funds may benefit distribution efforts for the Combined Funds, which could further allow Fund shareholders to take advantage of potential economies of scale.

Comment 4	In the “Reasons for the Reorganizations” section, please clarify the alternatives to reorganizing the Target Funds that were considered by the Board.

Response	The requested change has been made.

Comment 5	Rule 483(b) under the Securities Act requires a power of attorney that is filed with the Commission to relate to a specific filing. Given the date of the power of attorney that was filed as an exhibit to the Registration Statement, please file a new power of attorney in a post-effective amendment to the Registration Statement.

Response	A new power of attorney has been filed as an exhibit to post-effective amendment no. 1 to the Registration Statement, filed pursuant to Rule 462(d) under the Securities Act on December 30, 2020.

Accounting Staff Comments

Comment 6	Please reconcile the expense ratios disclosed in the fee tables and the financial highlights by either updating the numbers in the applicable fee tables or disclosing the reasons for the differences in footnotes to the applicable fee tables.

Response	The requested change has been made by updating the numbers in the applicable fee tables or adding explanatory footnotes as applicable.

*        *         *

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement or other filings.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	H.J. Willcox, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
David Blass, Esq.
Debbie Sutter, Esq.

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